February 13, 2025

Meeshanthini Dogan
Chief Executive Officer
Cardio Diagnostics Holdings, Inc.
311 W. Superior Street, Suite 444
Chicago, IL 60654

       Re: Cardio Diagnostics Holdings, Inc.
           Registration Statement on Form S-3
           Filed February 7, 2025
           File No. 333-284775
Dear Meeshanthini Dogan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   P. Rupert Russell